  Exhibit 99.1

High Tide to Announce Third Fiscal Quarter 2024 Financial Results

High Tide Continues to Grow its Presence in Mississauga with the Opening of its Seventh Canna Cabana in Ontario's Third Largest City

CALGARY, AB, Aug. 22, 2024 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that it will release its financial and operational results for the quarter ended July 31, 2024, after financial markets close on Monday, September 16, 2024. High Tide's third fiscal quarter 2024 financial and operational results will be available on SEDAR+, EDGAR, and on the Company's website at https://hightideinc.com/invest

Following the release of its third fiscal quarter financial and operational results, High Tide will host a webcast with Raj Grover, Founder and Chief Executive Officer, and Mayank Mahajan, Chief Financial Officer, to discuss the Company's financial results and what the remaining fiscal year holds for High Tide, at 11:30 AM Eastern Time on Tuesday, September 17.

Webcast Link for High Tide Earnings Event:

https://events.q4inc.com/attendee/471302144

Participants are encouraged to pre-register for the webcast by clicking on the link above prior to the beginning of the live webcast. Three hours after the live webcast, a replay of the webcast will be available at the same link above.

Participants who wish to ask questions during the event may do so through the call-in line, the access information for which is as follows:

Canada (Local):                     1 226 828 7575
Canada (Toll-Free):                1 833 950 0062
United States (Local):            1 404 975 4839
United States (Toll-Free):       1 833 470 1428

Global Dial-In Numbers:         https://www.netroadshow.com/events/global-numbers?confId=65906

Participant Access Code:       604413

*Participants will need to enter the participant access code before being met by a live operator*

New Mississauga Store

High Tide also announced today that its Canna Cabana retail cannabis store located at 2090 Hurontario Street, Mississauga, Ontario will begin selling recreational cannabis products and consumption accessories for adult use tomorrow, August 23. This opening will mark High Tide's 182nd Canna Cabana branded retail cannabis location in Canada, the 68th in the province of Ontario and the 7th in the city of Mississauga.

This brand-new Canna Cabana opens in a highly visible and well-established retail plaza, surrounded by anchor tenants such as an international coffee shop chain, a 24-hour convenience store chain, amongst other local businesses. Located just off a major thoroughfare, this store opens in an area of Mississauga surrounded by high-density, high-rise condominiums and multi-family homes, giving ELITE and Cabana Club members easy access as they pass through the plaza on their way home.

"I am thrilled to announce the opening of our newest Cabana in Mississauga. ELITE and Cabana Club members are clearly enthusiastic about our innovative discount club model, fueling our growth to seven stores across the city. The popularity of our unique retail cannabis concept is why we continue to expand across Canada's largest province and will continue to seek opportunities to open more Canna Cabana locations in underserved areas of Ontario," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"Our thoughtful site selection and robust free cash flow have borne out six organic store openings and one acquisition in Mississauga. With our third quarter earnings just around the corner, I remain enthusiastic about High Tide's communicated goals for 2024. I look forward to sharing ongoing exciting developments with our shareholders as we prepare to report our third quarter earnings in a few weeks," added Mr. Grover.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant and is the second-largest cannabis retailer globally by store count1. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 182 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in the world.

Retail Innovation: Fastendr™ is a unique and fully automated technology that employs retail kiosks to facilitate a better buying experience through browsing, ordering and pickup.

Consumption Accessories: High Tide operates a suite of leading accessory e-commerce platforms across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

Brands: High Tide's industry-leading and consumer-facing brand roster includes Queen of Bud, Cabana Cannabis Co, Daily High Club, Vodka Glass, Puff Puff Pass, Dopezilla, Atomik, Hue, Evolution and more.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in 2021, 2022 and 2023 by the Globe and Mail's Report on Business Magazine, and was named as one of the top 10 performing diversified industries stocks in both 2022 and 2024 TSX Venture 50. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the timing of our new location beginning to sell recreational cannabis products and consumption accessories for adult use, the expected benefits of the store location, and our ability to reach our communicated goals and the timing of our financial and operational results being released. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

__________________________
[1] As reported by ATB Capital Markets based on store counts as of February 8, 2024

View original content to download multimedia:https://www.prnewswire.com/news-releases/high-tide-to-announce-third-fiscal-quarter-2024-financial-results-302228009.html

SOURCE High Tide Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/August2024/22/c1147.html

%CIK: 0001847409

For further information: CONTACT INFORMATION: Media Inquiries: Omar Khan, Chief Communications and Public Affairs Officer, High Tide Inc., omar@hightideinc.com, 403-770-3080; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 22-AUG-24